UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2009

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Xiao Zongwei
Name:	Xiao Zongwei
Title:	Joint Company Secretary

Dated: September 8, 2009

EXHIBIT INDEX

Exhibit No.	Description

99.1	2009 Interim Report dated September 4, 2009.

Exhibit 99.1

CONTENTS

2	CHAIRMAN’S STATEMENT

5	KEY FIGURES

6	INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

7	INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

8	INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

9	INTERIM CONDENSED CONSOLIDATED CASH FLOW STATEMENT

10	NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

33	REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

34	OTHER INFORMATION

CHAIRMAN’S STATEMENT

Dear Shareholders,

At the beginning of this year, in the “Chairman’s Statement” in our 2008 annual report, I expressed my confidence in the Company to keep on moving forward regardless of the financial crisis by citing “if winter has already come, can spring be far behind?”.

Now, the first half of the year has passed. My confidence in the Company is even more solid.

Despite the controversy over the world economy’s future, we at least can see the green shoots of economic recovery: various economic data shows that the world’s main economies are recovering, especially in our main operation area, China, where the regaining of growth momentum has sent strong signals.

The international oil price is a mirror of the economic situation. Within the first half of the year, we see that the oil price, which plunged from a high level previously, has stabilised and increased significantly.

The economic recovery is positive for the Company’s performance. Nevertheless, it’s our organic growth that will help us ride through the “winter” quickly.

During the first half of the year, our new management team has effectively seized the time window of investment cutting of the industry, and realigned operating resources to strengthen exploration efforts and accelerate the development of existing projects. Our operations continued to be fruitful in the first half of the year, which exemplified these initiatives. A series of new projects planned at the beginning of the year were successfully put into operation; production volume recorded strong growth and encouraging results were achieved on the exploration front, with breakthroughs in comprehensive deployment.

Together with our low cost advantages and sound health, safety and environmental protection (HSE) performance, I believe all these results demonstrate the Company’s foresight and showed how our new management team successfully realigned resources to shoulder the responsibility for the board of directors.

Strong Growth Momentum

2009 will become the Company’s next milestone in its history of stable growth. Net production is expected to increase by more than 15% and 10 new projects will commence for production. So far, the Company is steadily heading towards this goal.

In offshore China, our independent oil and gas fields including Panyu 30-1, Bozhong 28-2 South and Qinhuangdao 33-1 commenced production successfully. In overseas, Akpo oilfield, Phase I of OML130 in Nigeria, a huge deepwater project, came on stream successfully and became an important source that boosted our overseas production. Besides, Tangguh LNG project in Indonesia began to operate in early July. The commencement of these projects will not only help us meet our production target of this year, but will also be an important driver for our medium and long term growth.

In the first half of the year, the Company’s crude oil and natural gas production reached 87.3 million barrels and 106.3 billion cubic feet, respectively. Total net oil and gas production reached 105.8 million barrels-of-oil-equivalent (BOE), representing an increase of 15.2% year over year. Net oil and gas production from overseas reached 15.0 million BOE, representing a significant increase of 38.9% year over year.

The Company’s production performance during the first half of the year met our expectations. This was mainly attributable to the following factors: the major projects put into production last year including Wenchang oilfields, Xijiang 23-1 and platform B of Penglai 19-3 Phase II showed good performance, which drove the production growth steadily during the first half of the year. OML130, which started production early this year, helped to increase our overseas crude oil production significantly, which almost doubled. Furthermore, the Company made good progress in streamlining the management of producing fields, and maintained a high time efficiency for most producing oil fields. By applying effective production-enhancement methods, our mature oil fields such as Suizhong 36-1 and Luda oilfields maintained stable production. The optimising of the examination and maintenance program of certain oil fields also reduced the shutdown time and minimised production losses.

If the consecutive commencement of major projects and boost of production are guarantees for the Company to overcome the financial crisis, then the fruitful exploration results are the strategic reserve for the Company to combat potential “winters” in the future. In the first half of the year, the Company achieved encouraging exploration results, with 10 new discoveries and 8 successful appraisals, and breakthroughs both in frontier and in new areas. This has increased our growth potential on the exploration front. In Bohai Bay, the Company made a new medium sized discovery of Jinzhou 20-2 North in Liaodong Bay; other discoveries in adjacent areas of Shijiutuo uplift, including Qinhuangdao 29-2, Qinhuangdao 35-4, Bozhong 2-1 and Qinhuangdao 36-3, will drive rolling exploration in the area and will become a new contributor to our reserves additions.

In addition, we have successfully appraised 8 oil and gas structures. It is worth mentioning that both of the two appraisal wells in Liwan 3-1, the first deepwater natural gas discovery in offshore China, turned out to be successful, which again proved our previous expectation of the scale of the reserves.

In overseas, we have signed a sale and purchase agreement through a 50:50 joint venture. Under the agreement, the joint venture acquired a 20% working interest in Block 32, offshore Angola. This transaction is a good example of our opportunistic acquisition strategy.

Effective Cost Control

Low cost is not only one of our competitive advantages, but also an important strategy we carry on along the way. Over the years, through effective management, technology innovation and regional development promotion, we have successfully controlled costs and maintained a leading position among global peers in terms of production costs per barrel.

In the financial crisis environment, cost control becomes even more important than ever. In the first half of the year, the prices of certain raw materials dropped as a result of the financial crisis. However, due to the long cycle of construction and development of the oil industry, the lagging effects of services and raw material prices still challenge us from the cost control perspective.

Under such circumstances, we effectively controlled costs by improving management and maintaining conservation policy. In the first half of the year, the all-in cost was US$19.50 per barrel, decreased by 1.4% compared to US$19.78 per barrel of last year. In particular, through streamlining management and improving conservation measures, we managed to lower the operating cost by 3.8%, which is hard-earned.

However, as the industry’s capacity for lower cost is not clear, and the strong global liquidity brings about a possibility of inflation, the production cost is expected to face greater pressure in the next two years. Fully aware of the situation, the management team will continue to implement energy conservation and emission reduction at various levels to further enhance cost control.

In the first half of the year, the international oil prices dropped dramatically. We further enhanced our sales management and narrowed the gap between our realised oil price and international oil prices such as WTI. Our realised oil price was US$49.35 per barrel. The net income is RMB12.40 billion, with an EPS of RMB0.28 in the first half of the year. Based on the solid balance sheet of the Company, the board of directors has decided to pay an interim dividend of HK$0.20 per share.

Bright Prospect Ahead

Although there are signs of economic recovery, and the international oil prices have rebounded from a low level, there remain various uncertainties in economic growth. We have to overcome many setbacks for every step forward. Facing the volatile business environment, we will continue to firmly stick to our growth strategy, aiming at creating value for shareholders, to increase reserves and production, maintain prudent financial policy, and keep our low cost advantage.

Specifically, on the basis of HSE rules, we will continue to focus on the following areas: Firstly, aiming at reserves additions, we will continue to increase exploration efforts, with crude oil exploration in offshore China highlighted. Secondly, we will focus on the commencement of production of new oil and gas fields, speed up the implementation of production enhancement measures such as infill wells, and ensure the production target of this year will be met. Thirdly, we will continue to strengthen management and control of costs.

I am confident that based on our solid resources foundation, strong growth momentum, competitive cost structure, coupled with our sound management system and outstanding management team and staff, we will enter a new growth cycle soon.

Finally, on behalf of the board of directors, I want to extend my sincere gratitude to our shareholders for your continuing support, and also to our management team and staff for their hard work. We will continue to excel your expectations and keep up the good work.

Fu Chengyu
Chairman and Chief Executive Officer

Hong Kong, 26 August 2009

KEY FIGURES

	Six months ended 30 June
	2009	2008

Net profit, million RMB	12,402	27,542
Basic earnings per share, RMB	0.28	0.62

Total oil and gas sales, million RMB	32,523	54,464
Total revenue, million RMB	40,648	70,045

Total Production*
Oil, million barrels	87.3	72.7
Gas, billion cubic feet	106.3	110.1
Total, million barrels of oil equivalent	105.8	91.8

Daily Production*
Oil, barrels	482,168	399,519
Gas, million cubic feet	587	605
Total, barrels of oil equivalent	584,767	504,637

* Excluded the Company’s interests in an unconsolidated investee.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the six months ended 30 June 2009
(All amounts expressed in thousands of Renminbi, except per share data)

			Six months ended 30 June
	Notes		2009	2008
			(Unaudited)	(Unaudited)

REVENUE
Oil and gas sales	3		32,523,285	54,463,611
Marketing revenues	3		7,787,397	14,191,088
Other income			337,659	1,390,288

			40,648,341	70,044,987

EXPENSES
Operating expenses			(5,154,014)	(4,068,497)
Production taxes			(1,461,660)	(2,594,225)
Exploration expenses			(976,846)	(1,342,451)
Depreciation, depletion and amortisation			(6,538,814)	(4,665,419)
Special oil gain levy	4		(1,297,622)	(9,745,988)
Crude oil and product purchases	3		(7,592,744)	(14,022,885)
Selling and administrative expenses			(946,460)	(831,507)
Others			(212,851)	(459,166)

			(24,181,011)	(37,730,138)

PROFIT FROM OPERATING ACTIVITIES			16,467,330	32,314,849
Interest income			357,068	356,603
Finance costs	5		(252,388)	(194,143)
Exchange gains, net			9,095	2,895,417
Investment income			72,541	192,578
Share of profits of associates			92,261	206,443
Non-operating expense, net			(19,222)	(277)

PROFIT BEFORE TAX			16,726,685	35,771,470
Tax	6	(i)	(4,325,039)	(8,229,410)

PROFIT FOR THE PERIOD ATTRIBUTABLE TO
EQUITY HOLDERS OF THE COMPANY			12,401,646	27,542,060

Exchange differences on translation of foreign operations			(96,975)	(5,223,093)
Net loss on available-for-sale financial assets, net of tax	8		(3,467)	(45,635)
Share of reserve changes in associates			(1,201)	21,806

OTHER COMPREHENSIVE LOSS
FOR THE PERIOD, NET OF TAX			(101,643)	(5,246,922)

TOTAL COMPREHENSIVE INCOME
FOR THE PERIOD, NET OF TAX			12,300,003	22,295,138

EARNINGS PER SHARE
Basic	7		RMB 0.28	RMB 0.62
Diluted	7		RMB 0.28	RMB 0.61

DIVIDEND
Interim dividend declared	16		7,875,180	7,854,162

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
30 June 2009
(All amounts expressed in thousands of Renminbi)

		30 June	31 December
	Notes	2009	2008
		(Unaudited)	(Audited)

NON-CURRENT ASSETS
Property, plant and equipment	9	151,681,238	138,358,136
Intangible assets	10	1,194,267	1,205,645
Investments in associates		1,762,215	1,785,155
Available-for-sale financial assets		1,549,184	1,549,797

Total non-current assets		156,186,904	142,898,733

CURRENT ASSETS
Inventories and supplies		3,263,611	2,684,372
Trade receivables	11	10,825,093	5,633,318
Available-for-sale financial assets		4,858,391	11,660,649
Other current assets		3,216,804	2,730,324
Time deposits with maturity over three months		—	21,300,000
Cash and cash equivalents		42,039,149	19,761,618

Total current assets		64,203,048	63,770,281

CURRENT LIABILITIES
Trade and accrued payables	12	15,597,426	11,913,363
Other payables and accrued liabilities		3,899,983	4,020,803
Current portion of long term bank loans	13	49,849	16,623
Taxes payable		3,912,440	2,848,454

Total current liabilities		23,459,698	18,799,243

NET CURRENT ASSETS		40,743,350	44,971,038

TOTAL ASSETS LESS CURRENT LIABILITIES		196,930,254	187,869,771

NON-CURRENT LIABILITIES
Long term bank loans	13	9,221,564	7,115,408
Long term guaranteed notes	14	6,838,977	6,748,598
Provision for dismantlement		10,157,677	8,339,734
Deferred tax liabilities		5,938,747	5,428,323

Total non-current liabilities		32,156,965	27,632,063

NET ASSETS		164,773,289	160,237,708

EQUITY
Equity attributable to equity holders of the Company
Issued capital	15	949,299	949,299
Reserves		163,823,990	159,288,409

TOTAL EQUITY		164,773,289	160,237,708

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the six months ended 30 June 2009
(All amounts expressed in thousands of Renminbi)

	Attributable to equity holders of the Company
		Share
		premium			Statutory
	Issued	and capital		Cumulative	and non-					Proposed
	share	redemption		translation	distributive		Other	Retained		final
	capital	reserve		reserve	reserves		reserves	earnings		dividend		Total

Balances at 1 January 2008	942,541	41,043,786		(5,632,454)	20,000,000		4,848,022	66,060,398		7,052,445		134,314,738
Profit for the period	—	—		—	—		—	27,542,060		—		27,542,060
Other comprehensive loss	—	—		(5,223,093)	—		(23,829)	—		—		(5,246,922)

Total comprehensive income	—	—		(5,223,093)	—		(23,829)	27,542,060		—		22,295,138
2007 final dividends	—	—		—	—		—	230,915		(7,052,445)		(6,821,530)
Equity-settled share option expenses	—	—		—	—		59,840	—		—		59,840
Conversion from bonds	6,732	1,080,462		—	—		—	—		—		1,087,194
Exercise of share options	6	1,697		—	—		—	—		—		1,703

Balances at 30 June 2008
(Unaudited)	949,279	42,125,945	*	(10,855,547)*	20,000,000	*	4,884,033 *	93,833,373	*	—	*	150,937,083

Balances at 1 January 2009	949,299	42,129,095		(10,706,877)	20,000,000		5,063,698	94,923,740		7,878,753		160,237,708

Profit for the period	—	—		—	—		—	12,401,646		—		12,401,646
Other comprehensive loss	—	—		(96,975)	—		(4,668)	—		—		(101,643)

Total comprehensive income	—	—		(96,975)	—		(4, 668)	12,401,646		—		12,300,003
2008 final dividend	—	—		—	—		—	5,360		(7,878,753)		(7,873,393)
Equity-settled share
option expenses	—	—		—	—		108,971	—		—		108,971
Appropriation of safety fund	—	—		—	—		1,573	(1,573)		—		—

Balances at 30 June 2009
(Unaudited)	949,299	42,129,095	*	(10,803,852)*	20,000,000	*	5,169,574 *	107,329,173	*	—	*	164,773,289

*
These reserve accounts comprise the consolidated reserves of approximately RMB163,823,990,000 (30 June 2008: approximately RMB149,987,804,000) in the interim condensed consolidated statement of financial position.

INTERIM CONDENSED CONSOLIDATED CASH FLOW STATEMENT
For the six months ended 30 June 2009
(All amounts expressed in thousands of Renminbi)

	Six months ended 30 June
	2009	2008
	(Unaudited)	(Unaudited)

Net cash generated from operating activities	17,997,860	29,163,966
Net cash generated from/(used in) investing activities	9,279,882	(7,339,796)
Net cash used in financing activities	(4,983,312)	(5,683,136)

Net increase in cash and cash equivalents	22,294,430	16,141,034

Cash and cash equivalents at beginning of period	19,761,618	23,356,569

Effect of foreign exchange rate changes, net	(16,899)	(278,487)

Cash and cash equivalents at end of period	42,039,149	39,219,116

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
30 June 2009
(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

1.	ORGANISATION AND PRINCIPAL ACTIVITIES

CNOOC Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (the “PRC”) on 20 August 1999 to hold the interests in certain entities whereby creating a group comprising the Company and its subsidiaries (hereinafter collectively referred to as the “Group”). During the six months ended 30 June 2009, the Group was principally engaged in the exploration, development, production and sales of crude oil, natural gas and other petroleum products.

The registered office address of the Company is 65/F, Bank of China Tower, 1 Garden Road, Hong Kong.

In the opinion of directors of the Company (the “Directors”), the parent and the ultimate holding company of the Company is China National Offshore Oil Corporation (“CNOOC”), a company established in the PRC.

As at 30 June 2009, the Company had direct or indirect interests in the following principal subsidiaries, associates and jointly-controlled entities:

Name of entity	Place and date of establishment	Nominal value of issued and paid-up/registered ordinary share capital	Percentage of equity attributable to the Group	Principal activities

Directly held subsidiaries:

CNOOC China Limited	Tianjin, PRC 15 September 1999	RMB20 billion	100%	Offshore petroleum exploration, development, production and sales in the PRC

CNOOC International Limited	British Virgin Islands 23 August 1999	US$2	100%	Investment holding

China Offshore Oil (Singapore) International Pte Ltd.	Singapore 14 May 1993	SG$3 million	100%	Sales and marketing of petroleum products outside the PRC

CNOOC Finance (2002) Limited	British Virgin Islands 24 January 2002	US$1,000	100%	Bond issuance

CNOOC Finance (2003) Limited	British Virgin Islands 2 April 2003	US$1,000	100%	Bond issuance

Name of entity	Place and date of establishment	Nominal value of issued and paid-up/registered ordinary share capital	Percentage of equity attributable to the Group	Principal activities

Indirectly held subsidiaries*:

Malacca Petroleum Limited	Bermuda 2 November 1995	US$12,000	100%	Offshore petroleum exploration, development and production in Indonesia

OOGC America, Inc.	State of Delaware, United States of America 28 August 1997	US$1,000	100%	Investment holding

OOGC Malacca Limited	Bermuda 23 November 1995	US$12,000	100%	Offshore petroleum exploration, development and production in Indonesia

CNOOC Southeast Asia Limited	Bermuda 16 May 1997	US$12,000	100%	Investment holding

CNOOC ONWJ Ltd.	Labuan, F.T., Malaysia 27 March 2002	US$1	100%	Offshore petroleum exploration, development and production in Indonesia

CNOOC SES Ltd.	Labuan, F.T., Malaysia 27 March 2002	US$1	100%	Offshore petroleum exploration, development and production in Indonesia

CNOOC Poleng Ltd.	Labuan, F.T., Malaysia 27 March 2002	US$1	100%	Offshore petroleum exploration, development and production in Indonesia

CNOOC Madura Ltd.	Labuan, F.T., Malaysia 27 March 2002	US$1	100%	Offshore petroleum exploration, development and production in Indonesia

Name of entity	Place and date of establishment	Nominal value of issued and paid-up/registered ordinary share capital	Percentage of equity attributable to the Group	Principal activities

Indirectly held subsidiaries* (continued):

CNOOC NWS Private Limited	Singapore 8 October 2002	SG$2	100%	Offshore petroleum exploration, development and production in Australia

CNOOC Muturi Limited	Isle of Man 8 February 1996	US$7,780,770	100%	Offshore petroleum exploration, development and production in Indonesia

CNOOC Exploration & Production Nigeria Limited	Nigeria 6 January 2006	Naira10 million	100%	Offshore petroleum exploration, development and production in Africa

AERD Projects Nigeria Limited	Nigeria 28 January 2005	Naira10 million	92.11%	Offshore petroleum exploration, development and production in Africa

Associates**:

Shanghai Petroleum Corporation Limited	Shanghai, PRC 7 September 1992	RMB900 million	30%	Offshore petroleum exploration, development, production and sales in the PRC

CNOOC Finance Corporation Limited	Beijing, PRC 14 June 2002	RMB1,415 million	31.8%	Provision of deposit, transfer, settlement, loan, discounting and other financing services to CNOOC and its member entities

Name of entity	Place and date of establishment	Nominal value of issued and paid-up/registered ordinary share capital	Percentage of equity attributable to the Group	Principal activities

Jointly-controlled entities:

Husky Oil (Madura) Ltd. (“HOML”)***	British Virgin Islands 28 December 2005	No par value	50%	Offshore petroleum exploration, development, production and sales in Indonesia

Chaoyang Petroleum (BVI) Limited****	British Virgin Islands 4 February 2009	US$10	50%	Investment holding

*	Indirectly held through CNOOC International Limited.

**	Indirectly invested through CNOOC China Limited.

***	As at 30 June 2009, the blocks held by HOML were still in their development stage.

****
Chaoyang Petroleum (BVI) Limited (“Chaoyang BVI”) was incorporated on 4 February 2009 in British Virgin Islands with limited liability. It is jointly controlled by the Group and a third party through their respective equity interest of 50%. Chaoyang BVI is principally engaged in investment holding.

On 27 May 2009, Chaoyang BVI acquired from Talisman Energy Inc. a 100% equity interest in Talisman Trinidad Ltd. (“TTL”), which held a 25% working interest in the production sharing contract under Block 2C offshore the Republic of Trinidad & Tobago for a cash consideration of approximately US$250 million. Block 2C has been in the production stage since 2005.

On 27 May 2009, Chaoyang Petroleum (Trinidad) Block 3A Limited, a wholly owned subsidiary of Chaoyang BVI, acquired from Talisman (Trinidad Block 3A) Limited a 25.5% working interest in the production sharing contract under Block 3A offshore the Republic of Trinidad & Tobago for a cash consideration of US$780,000. As at 30 June 2009, Block 3A was in development stage.

The above table lists the subsidiaries, associates and jointly-controlled entities of the Company which, in the opinion of the Directors, principally affected the results for the period or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the Directors, result in particulars of excessive length.

2.	BASIS OF PREPARATION AND ACCOUNTING POLICIES

Basis of preparation

The interim condensed consolidated financial statements for the six months ended 30 June 2009 have been prepared in accordance with International Accounting Standards 34 (“IAS 34”) and Hong Kong Accounting Standards 34 (“HKAS 34”) Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as at 31 December 2008.

Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended 31 December 2008, except for the adoption of new Standards and Interpretations mandatory as of 1 January 2009, as follows:

IFRS 2/HKFRS 2 Amendments – Amendments to IFRS 2/HKFRS 2 Share-based Payment – Vesting Conditions and Cancellations

The Amendments clarify the definition of vesting conditions to prescribe the accounting treatment of an award that is effectively cancelled because a non-vesting condition is not satisfied. The Group has not entered into share-based payment schemes with non-vesting conditions attached and, therefore, the adoption of the Amendments did not have any impact on accounting for share-based payments.

IFRS 7/HKFRS 7 Amendments – Amendments to IFRS 7/HKFRS 7 Financial Instruments: Disclosures

The Amendments introduce a three-level hierarchy for fair value measurement disclosures. It also requires entities to provide additional disclosures about the fair value measurements and liquidity risk. The fair value measurement disclosures and the liquidity risk disclosures are not significantly impacted by the Amendments.

IFRS 8/HKFRS 8 – Operating Segments

This Standard requires disclosure of information about the Group’s operating segments and replaces the requirement to determine primary (business) and secondary (geographical) reporting segments of the Group. The Group determined that the operating segments were the same as the business segments previously identified under IAS 14/HKAS 14 Segment Reporting. Additional disclosures about each of these segments are shown in Note 20.

2.	BASIS OF PREPARATION AND ACCOUNTING POLICIES (CONTINUED)

Significant accounting policies (continued)

IAS 1/HKAS 1 (Revised) – Presentation of Financial Statements

The revised Standard separates owner and non-owner changes in equity. The statement of changes in equity will include only details of transactions with owners, with all non-owner changes in equity presented as a single line. In addition, this Standard introduces the statement of comprehensive income, with all items of income and expense recognised in profit or loss, together with all other items of recognised income and expense recognised directly in equity, either in one single statement, or in two linked statements. The Group has elected to present one single statement.

IAS 23/HKAS 23 (Revised) – Borrowing Costs

The revised Standard requires capitalisation of borrowing costs when such costs are directly attributable to the acquisition, construction or production of a qualifying asset. As the Group’s current policy for borrowing costs aligns with the requirements of the revised Standard, the revised Standard has no impact on the Group.

IFRIC Interpretation 9/HK (IFRIC) Interpretation 9 and IAS 39/HKAS 39 Amendments – Amendments to IFRIC Interpretation 9/HK (IFRIC) Interpretation 9 Reassessment of Embedded Derivatives and IAS 39/HKAS 39 Financial Instruments: Recognition and Measurement – Embedded Derivatives

The Amendments clarify that on reclassification of a financial asset out of the fair value through profit or loss category all embedded derivatives have to be assessed and, if necessary, separately accounted for in financial statements. The Group has not reclassified its financial assets and therefore, the Amendments have no impact on the Group.

Improvements to IFRSs/HKFRSs

Apart from the above, the IASB/HKICPA has also issued improvements to IFRSs/HKFRSs which set out amendments to a number of IFRSs/HKFRSs primarily with a view to remove inconsistencies and clarify wording. While the adoption of some of the amendments may result in changes in accounting policy, none of them are expected to have a material financial impact on the Group. The Group has also considered all other IFRICs issued and they are unlikely to have any financial impact on the Group.

3.	OIL AND GAS SALES AND MARKETING REVENUE

Oil and gas sales represent the invoiced value of sales of oil and gas attributable to the interests of the Group, net of royalties and the government share oil that is lifted and sold on behalf of the government. Revenue from sales of oil is recognised when the significant risks and rewards of ownership of oil and gas have been transferred to customers. Revenue from the production of oil in which the Group has a joint interest with other producers is recognised based on the Group’s working interest and the terms of the relevant production sharing contracts. Differences between production sold and the Group’s share of production are not significant.

Marketing revenue represents the sales of oil and gas purchased from the foreign partners under production sharing contracts and the revenues from the trading of oil and gas through the Company’s subsidiary in Singapore. The costs of the oil and gas sold are included in “Crude oil and product purchases” in the interim condensed consolidated statement of comprehensive income.

4.	SPECIAL OIL GAIN LEVY

In 2006, a Special Oil Gain Levy (“SOG Levy”) was imposed by the Ministry of Finance of the PRC at the progressive rates from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil lifted in the PRC exceeding US$40 per barrel. The SOG Levy paid can be claimed as a deductible expense for corporate income tax purposes and is calculated based on the actual volume of the crude oil entitled.

5.	FINANCE COSTS

An accretion expense of approximately RMB216,271,000 (six months ended 30 June 2008: approximately RMB170,742,000) arising in provision for dismantlement has been recognised in the interim condensed consolidated statement of comprehensive income for the six months ended 30 June 2009.

6.	TAX

(i)	Income tax

The Company and its subsidiaries are subject, on an entity basis, to income taxes on profit arising in or derived from the tax jurisdictions in which the entities of the Group are domiciled and operate. The Company is subject to profits tax at a rate of 16.5% on profits arising in or derived from Hong Kong.

Pursuant to the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management” issued by the State Administration of Taxation of the People’s Republic of China (the “SAT”) on 22 April 2009 (the “Notice”), “Enterprise Income Tax Law of the People’s Republic of China” (the “Enterprise Income Tax Law”) and the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” (the “Implementation Rules”), all implemented in 2008, the management of the Company believes that the Company is likely to be regarded as a Chinese Resident Enterprise since it is a Chinese-controlled Offshore Incorporated Enterprise. The Company is currently applying for determination as a China Resident Enterprise. As at the date of these interim condensed consolidated financial statements, management of the Company has not provided any deferred tax related to earnings derived by the Company from its overseas subsidiaries as no significant deferred tax implication is expected since the timing of the reversal of the taxable temporary differences can be controlled by the Company and it is probable that the temporary differences would not reverse in the foreseeable future.

The Company’s subsidiary in mainland China, CNOOC China Limited, is a wholly-owned foreign enterprise. It is subject to an enterprise income tax rate of 25% under the prevailing tax rules and regulations.

Subsidiaries of the Group domiciled outside the PRC are subject to income tax rates ranging from 10% to 51.875%.

Some of the Group’s oil and gas interests in Indonesia are held though Labuan incorporated companies. According to a proposed amendment to the tax treaty agreed by Indonesia and Malaysia governments in May 2006, the tax rates will increase from the existing range of 43.125% to 51.875% to the proposed range of 48% to 56%. The proposed amendments will need to be ratified by the two countries and will take effect two months after the ratification. As at the date of these interim condensed consolidated financial statements, it was still uncertain when the ratification will be completed by the two countries.

6.	TAX (CONTINUED)

(ii)	Other taxes

The Company’s PRC subsidiary pays the following other taxes:

–	Production taxes of 5% on independent production and production under production sharing contracts;

–	Export tariffs of 5% on export value of petroleum oil; and

–	Business tax at rates of 3% to 5% on other income.

7.	EARNINGS PER SHARE

	Six months ended 30 June
	2009	2008
	(Unaudited)	(Unaudited)

Earnings:
Profit for the period attributable to
ordinary equity holders for the basic and
diluted earnings per share calculation	RMB12,401,646,000	RMB27,542,060,000

Number of shares:
Number of ordinary shares issued at
the beginning of the year	44,669,199,984	44,302,616,976

Weighted average effect of
new shares issued during the period	—	281,793,121

Weighted average number of ordinary shares for
the purpose of basic earnings per share	44,669,199,984	44,584,410,097

Effect of dilutive potential ordinary shares under
the share option schemes	82,425,394	183,370,739

Effect of dilutive potential ordinary shares
for convertible bonds	—	46,025,125

Weighted average number of ordinary shares for
the purpose of diluted earnings per share	44,751,625,378	44,813,805,961

Earnings per share – Basic	RMB0.28	RMB0.62

– Diluted	RMB0.28	RMB0.61

8.	NET LOSS ON AVAILABLE-FOR-SALE FINANCIAL ASSETS, NET OF TAX

	Six months ended 30 June
	2009	2008
	(Unaudited)	(Audited)
	RMB’000	RMB’000
Available-for-sale financial assets:
Net gain arising during the period	69,074	93,648
Less: Reclassification adjustment for net
gain included in the investment income	(72,541)	(139,283)

	(3,467)	(45,635)

9.	PROPERTY, PLANT AND EQUIPMENT

During the six months ended 30 June 2009, additions to the Group’s property, plant and equipment amounted to approximately RMB20,072,963,000 (six months ended 30 June 2008: approximately RMB14,095,619,000).

The interest of the Group in the North West Shelf (“NWS”) Project has been collateralised to the other partners of the project as security for certain of the Group’s liabilities relating to the project.

Included in the current period additions was an amount of approximately RMB237,176,000 (six months ended 30 June 2008: approximately RMB296,530,000) in respect of interest capitalised in property, plant and equipment.

10.	INTANGIBLE ASSETS

The intangible assets of the Company comprise software and gas processing rights of the NWS Project. The software is amortised over three years on a straight-line basis. The NWS Project started commercial production in 2006. Accordingly, the intangible asset regarding the gas processing rights has been amortised upon the commencement of commercial production of the liquefied natural gas using the unit-of-production method.

11.	TRADE RECEIVABLES

The credit terms of the Group are generally within 30 days after the delivery of oil and gas, except for new customers, where payment in advance is normally required. Trade receivables are non-interest-bearing.

As at 30 June 2009 and 31 December 2008, substantially all the trade receivables were aged within 30 days. All receivables were neither past due nor impaired relate to customers for whom there were no history of default.

12.	TRADE AND ACCRUED PAYABLES

As at 30 June 2009 and 31 December 2008, substantially all the trade and accrued payables were aged within six months. The trade and accrued payables are non-interest-bearing.

13.	LONG TERM BANK LOANS

		30 June 2009	31 December 2008
		(Unaudited)	(Audited)
		RMB’000	RMB’000
	Effective interest rate and
	final maturity

RMB denominated	4.05% per annum with	–	500,000
bank loans	maturity through 2016

US$ denominated
bank loans

Loans for Tangguh	LIBOR+0.23% to 0.38%	2,799,895	2,633,790
LNG project	per annum with maturity
	through 2021

Loans for OML130	LIBOR+4% per annum	6,471,518	3,998,241
Project	with maturity through 2015

		9,271,413	7,132,031

Less: Current portion of long term bank loans		(49,849)	(16,623)

		9,221,564	7,115,408

In connection with the Tangguh LNG Project in Indonesia, the Company delivered, in favour of Mizuho Corporate Bank, Ltd., a guarantee over the payment obligations of the trustee borrower under the loan agreement dated 29 October 2007. Together with the guarantee over the payment obligations of the trustee borrower under the loan agreement dated 31 July 2006, the total maximum guarantee cap to the Company is US$652,750,000.

As at 30 June 2009, all the bank loans of the Group were unsecured and none of the outstanding borrowings was guaranteed by CNOOC.

14.	LONG TERM GUARANTEED NOTES

Long term guaranteed notes comprised the following:

(i)
The principal amount of US$500 million of 6.375% guaranteed notes due in 2012 issued by CNOOC Finance (2002) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2002) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

(ii)
The principal amount of US$200 million of 4.125% guaranteed notes due in 2013 and the principal amount of US$300 million of 5.500% guaranteed notes due in 2033 issued by CNOOC Finance (2003) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2003) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

There is no default during the period of principal, interest or redemption terms of the long term guaranteed notes.

15.	ISSUED CAPITAL

			Issued
	Number	Share	share capital
Shares	of shares	capital	equivalent of
		HK$’000	RMB’000
Authorised:
Ordinary shares of HK$0.02 each
as at 30 June 2009 and
31 December 2008	75,000,000,000	1,500,000

Issued and fully paid:
Ordinary shares of HK$0.02 each
as at 1 January 2008	44,302,616,976	886,052	942,541
Conversion of bonds	365,099,675	7,302	6,732
Exercise of options	1,483,333	30	26

As at 31 December 2008 (audited)	44,669,199,984	893,384	949,299

As at 30 June 2009 (unaudited)	44,669,199,984	893,384	949,299

16.	DIVIDEND

On 26 August 2009, the board of Directors (the “Board”) declared an interim dividend of HK$0.20 per share (six months ended 30 June 2008: HK$0.20 per share), totalling approximately HK$8,933,840,000 (equivalent to approximately RMB7,875,180,000) (six months ended 30 June 2008: approximately RMB7,854,162,000), estimated based on the number of issued shares as at 30 June 2009.

Pursuant to the Notice, the Enterprise Income Tax Law and the Implementation Rules, the Company is likely to be required to withhold a 10% enterprise income tax when it distributes dividend to its non-resident enterprise shareholders, with effective from the distribution of 2008 Final Dividend. In respect of all shareholders whose names appear on the Company’s register of members who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non-resident enterprise shareholders), the Company will distribute the dividend after deducting enterprise income tax of 10%.

17.	SHARE OPTION SCHEMES

The Company has the following four share option schemes:

(i)	Pre-Global Offering Share Option Scheme (as defined in the Other Information section);

(ii)	2001 Share Option Scheme (as defined in the Other Information section);

(iii)	2002 Share Option Scheme (as defined in the Other Information section); and

(iv)	2005 Share Option Scheme (as defined in the Other Information section).

Details of these share option schemes are disclosed in the Other Information section in these interim condensed consolidated financial statements.

17.	SHARE OPTION SCHEMES (CONTINUED)

During the six months ended 30 June 2009, the movements in the options granted under all of the above share option schemes were as follows:

		Weighted
	No. of share	average
	options	exercise
		price
		HK$

Outstanding as at 1 January 2009	376,084,233	7.34
Granted during the period	97,848,000	9.93
Exercised during the period	—	—
Forfeited during the period	(33,456,999)	6.52

Outstanding as at 30 June 2009	440,475,234	7.98

Exercisable as at 30 June 2009	263,022,234	5.93

No share options had been cancelled during the six months ended 30 June 2009.

Other than those disclosed in these interim condensed consolidated financial statements, no right to subscribe for equity or debt securities of the Company was granted by the Company to, nor have any such rights been exercised by, any other person during the six months ended 30 June 2009.

The weighted average fair value of all options granted under the above four share option schemes at the respective dates of grants was HK$1.98 per share. The fair value of the share options granted during the period is calculated, using the Black-Scholes model with the following assumptions: expected dividend yield of 4.09%, expected life of five years, expected volatility of 47.55% and risk-free interest rate of 1.96%. The weighted average exercise price of the total share options granted by the Company was HK$7.01 per share.

The assumptions on which the option pricing model is based represent the subjective estimation of the Directors as to the circumstances existing at the time the options were granted.

18.	RELATED PARTY TRANSACTIONS

The majority of the Group’s business activities are conducted with state-owned enterprises (including CNOOC and its associates). As the Group is controlled by CNOOC, transactions with CNOOC and its associates are disclosed as related party transactions. The Group considers that transactions with other state-owned enterprises (other than CNOOC and its associates) are in the ordinary course of business and there are no indicators that the Group influenced, or was influenced by, those state-owned enterprises. Accordingly, the Group has not disclosed such transactions with other state-owned enterprises (other than CNOOC and its associates) as related party transactions.

The Company entered into four comprehensive framework agreements with each of CNOOC, and its subsidiaries including China Oilfield Services Limited (“COSL”), Offshore Oil Engineering Co., Ltd. (“CNOOC Engineering”) and China BlueChemical Ltd. (“China BlueChem”) on 8 November 2007 respectively for the provision of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the related party/continuing connected transactions. The term of each of the comprehensive framework agreements is for a period of three years from 1 January 2008. The related party/continuing connected transactions and relevant annual caps were approved by the independent shareholders of the Company on 6 December 2007. The approved related party/continuing connected transactions are as follows:

1.	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group:

a)	Provision of exploration and support services
b)	Provision of oil and gas development and support services
c)	Provision of oil and gas production and support services
d)	Provision of marketing, management and ancillary services
e)	FPSO vessel leases

2.	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its associates; and

3.	Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates:

a)	Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)
b)	Long term sales of natural gas and liquefied natural gas

18.	RELATED PARTY TRANSACTIONS (CONTINUED)

Pricing principles

The continuing connected transactions referred to in paragraphs 1(a) to 1(d) above provided by CNOOC and/or its associates to the Group and in paragraph 2 above provided by the Group to CNOOC and/or its associates are based on negotiations with CNOOC and/or its associates on normal commercial terms, or on terms no less favourable than those available to the Group from independent third parties, under prevailing local market conditions, including considerations such as volume of sales, length of contracts, package of services, overall customer relationship and other market factors.

If, for any reason, the above pricing principle for a particular service ceases to be applicable or there is no open market for service, whether due to a change in circumstances or otherwise, such service must then be provided in accordance with the following general pricing principles:

(i)	state-prescribed prices; or

(ii)	where there is no state-prescribed price, market prices, including the local, national or international market prices; or

(iii)
when neither (i) nor (ii) is applicable, the costs of CNOOC and/or its associates for providing the relevant service (including the cost of sourcing or purchasing from third parties) plus a margin of not more than 10%, before any applicable taxes.

The continuing connected transactions referred to in paragraph 1(e) above provided by CNOOC and/or its associates to the Group are at market prices on normal commercial terms which are calculated on a daily basis.

The continuing connected transactions referred to in paragraphs 3(a) above provided by the Group to CNOOC and/or its associates are at state-prescribed prices or local, national or international market prices and on normal commercial terms.

The continuing connected transactions referred to in paragraphs 3(b) above provided by the Group to CNOOC and/or its associates are at state-prescribed prices or local, national or international market prices and on normal commercial terms, which is subject to adjustment in accordance with movements in international oil prices as well as other factors such as the term of the sales agreement and the length of the relevant pipeline.

The following is a summary of significant related party transactions entered into in the ordinary course of business between the Group and its related parties during the period and the balances arising from related party transactions at the end of the period:

18.	RELATED PARTY TRANSACTIONS (CONTINUED)

Pricing principles (continued)

(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group

	Six months ended 30 June
	2009 (Unaudited)RMB’000	2008 (Unaudited) RMB’000
Provision of exploration and support services	2,151,087	1,875,643
inclusive of amount capitalised under property,
plant and equipment	1,343,141	734,370
Provision of oil and gas development and support services	7,878,996	2,937,699
Provision of oil and gas production and
support services (Note a)	1,694,184	1,160,273
Provision of marketing, management and
ancillary services (Note b)	273,147	209,424
FPSO vessel leases (Note c)	572,088	210,874

	12,569,502	6,393,913

(ii)	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its associates

The Group did not enter into any transactions in the above category for the periods from 1 January to 30 June of 2009 and 2008.

(iii)	Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates

	Six months ended 30 June
	2009 (Unaudited)RMB’000	2008 (Unaudited) RMB’000
Sales of petroleum and natural gas products
(other than long term sales of natural gas and
liquefied natural gas) (Note d)	17,946,067	23,159,911

Long term sales of natural gas and liquefied natural gas (Note e)	1,375,025	1,283,000

	19,321,092	24,442,911

18.	RELATED PARTY TRANSACTIONS (CONTINUED)

Pricing principles (continued)

(iv)	Transactions with CNOOC Finance Corporation Limited (“CNOOC Finance”)

(a)	Interest income received by the Group

	Six months ended 30 June
	2009 (Unaudited)RMB’000	2008 (Unaudited) RMB’000

Interest income from deposits in CNOOC Finance (Note f)	34,066	839

(b)	Deposits made by the Group

	30 June 2009 (Unaudited) RMB’000	31 December 2008 (Audited) RMB’000

Deposits in CNOOC Finance (Note f)	4,479,990	4,412,014

(v)	Balances with CNOOC and/or its associates

	30 June 2009 (Unaudited) RMB’000	31 December 2008 (Audited) RMB’000

Amount due to CNOOC
included in other payables and accrued liabilities	206,905	204,814
Amounts due to other related parties
included in trade and accrued payables	6,381,536	2,921,713

	6,588,441	3,126,527

Amounts due from other related parties
– included in trade receivables	4,776,921	2,245,408
– included in other current assets	765,694	610,859

	5,542,615	2,856,267

18.	RELATED PARTY TRANSACTIONS (CONTINUED)

Notes:

a)
These represent the services for production operations, the provision of various facilities and ancillary services, such as provision of different types of materials, medical and employee welfare services, maintenance and repair of major equipment and supply of water, electricity and heat to the Group, some of which may not be available from independent third parties or available on comparable terms.

b)
These include marketing, administration and management, management of oil and gas operations and integrated research services as well as other ancillary services relating to exploration, development, production and research activities of the Group. In addition, CNOOC and/or its associates leased certain premises to the Group for use as office premises and staff quarters out of which they provided management services to certain properties.

c)
CNOOC Energy Technology & Services Limited (formerly known as “CNOOC Oil Base Group Limited”) leased floating production, storage and offloading (FPSO) vessels to the Group for use in oil production operations.

d)
The sales include crude oil, condensate oil, liquefied petroleum gas, natural gas and liquefied natural gas to CNOOC and/or its associates. Individual sales contracts were entered into from time to time between the Group and CNOOC and/or its associates.

e)	It is market practice for sales terms to be determined based on the estimated reserves and production profile of the relevant gas fields. The long term sales contracts usually last for 15 to 20 years.

f)
CNOOC Finance is a 31.8% owned associate of the Company and also a subsidiary of CNOOC. Under the renewed financial services framework agreement with CNOOC Finance dated 14 October 2008, CNOOC Finance continues to provide to the Group settlement, depository, discounting, loans and entrustment loans services. The depository services were exempted from independent shareholders’ approval requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) as each of the percentage ratios applicable to the depository services is less than 2.5%. The stated deposits in (iv) (b) above represent the maximum daily outstanding balance for deposits (including accrued interest) during the period.

The related party transactions in respect of items listed above also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Listing Rules.

The amount due to the parent company and amounts due from/to related parties are unsecured, interest-free and are repayable on demand.

19.	COMMITMENTS AND CONTINGENCIES

(i)	Capital commitments

As at 30 June 2009, the following capital commitments are principally for the construction and purchases of property, plant and equipment:

	30 June 2009 (Unaudited) RMB’000	31 December 2008 (Audited) RMB’000

Contracted, but not provided for*	10,822,130	12,293,984
Authorised, but not contracted for	29,374,825	30,093,605

As at 30 June 2009, the Group had unutilised banking facilities amounted to approximately RMB173 billion (31 December 2008: approximately RMB39 billion).

*	The amount includes the estimated payments with respect to the Group’s exploration and production licenses to the Ministry of Land and Resources of the PRC for the next five years.

(ii)	Operating lease commitments

(a)	Office properties

The Group leases certain of its office properties under operating lease arrangements. Leases for properties are negotiated for terms ranging from one month to five years.

As at 30 June 2009, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	30 June 2009 (Unaudited) RMB’000	31 December 2008 (Audited) RMB’000

Commitments due:
Within one year	165,651	71,180
In the first to second years, inclusive	35,744	19,020
After the second but before the fifth years, inclusive	61,275	5,958

	262,670	96,158

19.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

(ii)	Operating lease commitments (continued)

(b)	Plant and equipment

The Group leases certain of its plant and equipment under operating lease arrangements for terms ranging from six to ten years. The rent of certain FPSO vessel leasing arrangements contains fixed rent at market prices and contingent rent determined on the production quantity from relevant field and a fixed fee rate.

As at 30 June 2009, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	30 June 2009 (Unaudited)RMB’000	31 December 2008 (Audited) RMB’000

Commitments due:
Within one year	602,094	436,464
In the first to second years, inclusive	598,964	425,450
After the second but before the fifth years, inclusive	1,410,404	1,195,159
After the fifth year	518,559	82,424

	3,130,021	2,139,497

(iii)	Contingent liability

On 20 April 2006, the Company acquired from South Atlantic Petroleum Limited (“SAPETRO”) a 45% working interest in the Offshore Oil Mining Lease 130 (“OML130”) in Nigeria (the “OML130 Transaction”).

In 2007, a Nigeria local tax office conducted a tax audit on SAPETRO and raised a disagreement with the tax filings made for OML130 Transaction based on its preliminary tax audit assessment. The Company has contested such tax audit assessment in accordance with Nigerian laws and relevant agreements with SAPETRO. After seeking legal and tax advice, the Company’s management believes that the Company has reasonable grounds with legal merits in contesting such tax audit assessment. Consequently, no provision has been made for any expenses which might arise as a result of the dispute.

20.	SEGMENT INFORMATION

The Group is organised on a worldwide basis into three major operating segments. The Group is involved in the upstream operating activities of the petroleum industry that comprise independent operations, operations under production sharing contracts and trading business. These segments are determined primarily because the senior management makes key operating decisions and assesses performance of the segments separately. The Group evaluates the performance of each segment based on profit or loss from operations before income tax.

The Group mainly engages in the exploration, development, production and sales of crude oil, natural gas and other petroleum products in offshore China. Any activities outside the PRC are mainly conducted in Indonesia, Australia, Nigeria, Canada and Singapore.

The following table presents revenue and profit information for the Group’s operating segments.

	Independent		Production
	operations		sharing contracts		Trading		Unallocated		Elimination		Consolidated
	Six months ended		Six months ended		Six months ended		Six months ended		Six months ended		Six months ended
	30 June		30 June		30 June		30 June		30 June		30 June
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Segment revenue
Sales to external
customers:
Oil and gas revenue	17,494,676	27,119,597	15,028,609	27,344,014	—	—	—	—	—	—	32,523,285	54,463,611
Marketing revenue	—	—	—	—	7,787,397	14,191,088	—	—	—	—	7,787,397	14,191,088
Intersegment income	102,278	881,820	2,077,739	3,850,005	—	—	—	—	(2,180,017)	(4,731,825)	—	—
Other income	239,621	—	53,295	1,009,763	—	—	44,743	380,525	—	—	337,659	1,390,288

Total	17,836,575	28,001,417	17,159,643	32,203,782	7,787,397	14,191,088	44,743	380,525	(2,180,017)	(4,731,825)	40,648,341	70,044,987

Segment results
Profit before tax	9,258,257	15,702,913	7,504,580	16,675,595	194,653	168,203	(230,805)	3,224,759	—	—	16,726,685	35,771,470
Profit for the period	9,258,257	15,702,913	7,504,580	16,675,595	194,653	168,203	(4,555,844)	(5,004,651)	—	—	12,401,646	27,542,060

21.	SUBSEQUENT EVENT

In July 2009, the Company, through its wholly owned subsidiary, CNOOC International Limited, together with Sinopec Overseas Oil & Gas Limited established a jointly-controlled entity with limited liability, Sunrise Angola Petroleum Holding Limited (“Sunrise”) in Cayman Islands, with each holding a 50% equity interest. Sunrise is principally engaged in petroleum exploration, development, production and sales in Angola.

On 17 July 2009, Sunrise signed an agreement with Marathon International Petroleum Angola Block 32 Limited, a subsidiary of Marathon Oil Corporation to acquire a 20% working interest in Block 32 offshore Angola, for a consideration of US$1,300 million, excluding any purchase price adjustment in closing. The closing of the transaction is subject to several conditions, including approvals from the Chinese government and the Angolan government and the non-exercise of the preemptive right.

22.	COMPARATIVE AMOUNTS

Certain comparative amounts have been reclassified to conform with the current period’s presentation, and those reclassifications are not significant.

23.	APPROVAL OF INTERIM FINANCIAL STATEMENTS

The interim condensed consolidated financial statements for the six months ended 30 June 2009 were approved and authorised for issue by the Board on 26 August 2009.

REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the Shareholders of
CNOOC Limited
(Incorporated in the Hong Kong Special Administrative Region with limited liability)

INTRODUCTION

We have reviewed the interim condensed financial statements set out on pages 6 to 32 which comprises the condensed consolidated statement of financial position of CNOOC Limited (“the Company”) and its subsidiaries (collectively as the “Group”) as of 30 June 2009 and the related condensed consolidated statements of comprehensive income, changes in equity and cash flows for the six-month period then ended and explanatory notes. The Main Board Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) issued by the International Accounting Standards Board or Hong Kong Accounting Standard 34 Interim Financial Reporting (“HKAS 34”) issued by the Hong Kong Institute of Certified Public Accountants.

The directors are responsible for the preparation and fair presentation of these interim condensed financial statements in accordance with IAS 34 and HKAS 34. Our responsibility is to express a conclusion on these interim condensed financial statements based on our review. Our report is made solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim condensed financial statements are not prepared, in all material respects, in accordance with IAS 34 and HKAS 34.

Ernst & Young
Certified Public Accountants

18th Floor, Two International Finance Centre
8 Finance Street, Central
Hong Kong
26 August 2009

OTHER INFORMATION

DIRECTORS’ INTERESTS

As at 30 June 2009, the interests of the Directors and the Chief Executives of the Company in the equity securities of the Company and its associated corporations (all within the meaning of Part XV of the Securities and Futures Ordinance (“SFO”)) as recorded in the register required to be kept under section 352 of the SFO or disclosed in accordance with the Listing Rules comprised only the personal interests in options to subscribe for shares of the Company referred to below.

During the six months ended 30 June 2009, the following persons had the following personal interests in options to subscribe for shares of the Company granted under the share option schemes of the Company:

	No. of shares	No. of shares			Closing price
	involved in	involved in			per share
	the options	the options			immediately
	outstanding at	outstanding at			before the
	the beginning	the end of	Date of	Exercise period	date of	Exercise
Name of grantee	of the period	the period	grant	of share option *	grant (HK$)	price (HK$)

Executive Directors
Fu Chengyu	1,750,000	1,750,000	12 March 2001	12 March 2001 to 12 March 2011**	1.23	1.19
	1,750,000	1,750,000	27 August 2001	27 August 2001 to 27 August 2011	1.46	1.232
	1,150,000	1,150,000	24 February 2003	24 February 2003 to 24 February 2013	2.09	2.108
	2,500,000	2,500,000	5 February 2004	5 February 2004 to 5 February 2014	3.13	3.152
	3,500,000	3,500,000	31 August 2005	31 August 2005 to 31 August 2015	5.75	5.62
	3,850,000	3,850,000	14 June 2006	14 June 2006 to 14 June 2016	5.30	5.56
	4,041,000	4,041,000	25 May 2007	25 May 2007 to 25 May 2017	7.43	7.29
	4,041,000	4,041,000	29 May 2008	29 May 2008 to 29 May 2018	14.20	14.828
	—	4,041,000	27 May 2009	27 May 2009 to 27 May 2019	9.33	9.93

Yang Hua	1,150,000	1,150,000	12 March 2001	12 March 2001 to 12 March 2011**	1.23	1.19
	1,150,000	1,150,000	27 August 2001	27 August 2001 to 27 August 2011	1.46	1.232
	1,150,000	1,150,000	24 February 2003	24 February 2003 to 24 February 2013	2.09	2.108
	1,150,000	1,150,000	5 February 2004	5 February 2004 to 5 February 2014	3.13	3.152
	1,610,000	1,610,000	31 August 2005	31 August 2005 to 31 August 2015	5.75	5.62
	1,770,000	1,770,000	14 June 2006	14 June 2006 to 14 June 2016	5.30	5.56
	1,857,000	1,857,000	25 May 2007	25 May 2007 to 25 May 2017	7.43	7.29
	1,857,000	1,857,000	29 May 2008	29 May 2008 to 29 May 2018	14.20	14.828
	—	2,835,000	27 May 2009	27 May 2009 to 27 May 2019	9.33	9.93

Wu Guangqi	1,610,000	1,610,000	31 August 2005	31 August 2005 to 31 August 2015	5.75	5.62
	1,770,000	1,770,000	14 June 2006	14 June 2006 to 14 June 2016	5.30	5.56
	1,857,000	1,857,000	25 May 2007	25 May 2007 to 25 May 2017	7.43	7.29
	1,857,000	1,857,000	29 May 2008	29 May 2008 to 29 May 2018	14.20	14.828
	—	1,857,000	27 May 2009	27 May 2009 to 27 May 2019	9.33	9.93

DIRECTORS’ INTERESTS (CONTINUED)

	No. of shares	No. of shares			Closing price
	involved in	involved in			per share
	the options	the options			immediately
	outstanding at	outstanding at			before the
	the beginning	the end of	Date of	Exercise period	date of	Exercise
Name of grantee	of the period	the period	grant	of share option *	grant (HK$)	price (HK$)

Non-executive Directors
Luo Han***	1,400,000	—	12 March 2001	12 March 2001 to 12 March 2011**	1.23	1.19
	1,150,000	—	27 August 2001	27 August 2001 to 27 August 2011	1.46	1.232
	1,150,000	—	24 February 2003	24 February 2003 to 24 February 2013	2.09	2.108
	1,150,000	—	5 February 2004	5 February 2004 to 5 February 2014	3.13	3.152
	1,610,000	—	31 August 2005	31 August 2005 to 31 August 2015	5.75	5.62
	1,770,000	—	14 June 2006	14 June 2006 to 14 June 2016	5.30	5.56
	1,857,000	—	25 May 2007	25 May 2007 to 25 May 2017	7.43	7.29
	1,857,000	—	29 May 2008	29 May 2008 to 29 May 2018	14.20	14.828

Zhou Shouwei	1,400,000	1,400,000	12 March 2001	12 March 2001 to 12 March 2011**	1.23	1.19
	1,750,000	1,750,000	27 August 2001	27 August 2001 to 27 August 2011	1.46	1.232
	1,750,000	1,750,000	24 February 2003	24 February 2003 to 24 February 2013	2.09	2.108
	1,750,000	1,750,000	5 February 2004	5 February 2004 to 5 February 2014	3.13	3.152
	2,450,000	2,450,000	31 August 2005	31 August 2005 to 31 August 2015	5.75	5.62
	2,700,000	2,700,000	14 June 2006	14 June 2006 to 14 June 2016	5.30	5.56
	2,835,000	2,835,000	25 May 2007	25 May 2007 to 25 May 2017	7.43	7.29
	2,835,000	2,835,000	29 May 2008	29 May 2008 to 29 May 2018	14.20	14.828
	—	1,800,000	27 May 2009	27 May 2009 to 27 May 2019	9.33	9.93

Cao Xinghe	800,000	800,000	31 August 2005	31 August 2005 to 31 August 2015	5.75	5.62
	1,770,000	1,770,000	14 June 2006	14 June 2006 to 14 June 2016	5.30	5.56
	1,857,000	1,857,000	25 May 2007	25 May 2007 to 25 May 2017	7.43	7.29
	1,857,000	1,857,000	29 May 2008	29 May 2008 to 29 May 2018	14.20	14.828
	—	1,800,000	27 May 2009	27 May 2009 to 27 May 2019	9.33	9.93

Wu Zhenfang	800,000	800,000	31 August 2005	31 August 2005 to 31 August 2015	5.75	5.62
	1,770,000	1,770,000	14 June 2006	14 June 2006 to 14 June 2016	5.30	5.56
	1,857,000	1,857,000	25 May 2007	25 May 2007 to 25 May 2017	7.43	7.29
	1,857,000	1,857,000	29 May 2008	29 May 2008 to 29 May 2018	14.20	14.828
	—	1,800,000	27 May 2009	27 May 2009 to 27 May 2019	9.33	9.93

Independent Non-executive Directors
Chiu Sung Hong	1,150,000	1,150,000	5 February 2004	5 February 2004 to 5 February 2014	3.13	3.152

DIRECTORS’ INTERESTS (CONTINUED)

	No. of shares	No. of shares			Closing price
	involved in	involved in			per share
	the options	the options			immediately
	outstanding at	outstanding at			before the
	the beginning	the end of	Date of	Exercise period	date of	Exercise
Name of grantee	of the period	the period	grant	of share option *	grant (HK$)	price (HK$)

Other Employees
In aggregate	4,850,000	4,250,000	12 March 2001	12 March 2001 to 12 March 2011**	1.23	1.19
	12,500,000	11,000,000	27 August 2001	27 August 2001 to 27 August 2011	1.46	1.232
	16,699,966	14,149,967	24 February 2003	24 February 2003 to 24 February 2013	2.09	2.108
	25,583,267	22,883,268	5 February 2004	5 February 2004 to 5 February 2014	3.13	3.152
	40,260,000	38,439,999	31 August 2005	31 August 2005 to 31 August 2015	5.75	5.62
	54,920,000	51,780,000	14 June 2006	14 June 2006 to 14 June 2016	5.30	5.56
	65,837,000	61,671,000	25 May 2007	25 May 2007 to 25 May 2017	7.43	7.29
	70,932,000	65,895,000	29 May 2008	29 May 2008 to 29 May 2018	14.20	14.828
	—	83,715,000	27 May 2009	27 May 2009 to 27 May 2019	9.33	9.93

*
Except for share options granted under the Pre-Global Offering Share Option Scheme, all share options granted are subject to a vesting schedule pursuant to which one third of the options granted vest on the first, second and third anniversaries of the date of grant, respectively, such that the options granted are fully vested on the third anniversary of the date of grant.

**	50 per cent of the share options granted are vested 18 months after the date of grant, the remaining 50 per cent are vested 30 months after the date of grant.

***
Mr. Luo Han retired as a Non-executive Director of the Company with effect from 31 March 2009. Information on Mr. Luo’s share options outstanding at the end of the period is included in the category of “Other employees”.

During the six months ended 30 June 2009, no share options granted under the share option schemes of the Company were exercised.

All the interests stated above represent long positions. As at 30 June 2009, no short positions were recorded in the register of directors’ and chief executives’ interests and short positions required to be kept under section 352 of the SFO.

Other than those disclosed in this interim report, no right to subscribe for equity or debt securities of the Company has been granted by the Company to, nor have any such rights been exercised by, any other person during the six months ended 30 June 2009.

SUBSTANTIAL INTERESTS IN SHARE CAPITAL

The register maintained by the Company pursuant to the SFO recorded that, as at 30 June 2009, the following companies had the interests (as defined in the SFO) in the Company set opposite their respective names below:

			Percentage
			of total
		Ordinary shares held	issued shares

(i)	CNOOC (BVI) Limited	28,772,727,268	64.41%
(ii)	Overseas Oil & Gas Corporation, Ltd. (“OOGC”)	28,772,727,273	64.41%
(iii)	CNOOC	28,772,727,273	64.41%

CNOOC (BVI) Limited is a wholly-owned subsidiary of OOGC, which in turn is a wholly-owned subsidiary of CNOOC. Accordingly, the interests of CNOOC (BVI) Limited are recorded as the interests of OOGC and CNOOC.

All the interests stated above represent long positions. As at 30 June 2009, no short positions were recorded in the register of interests in shares and short positions required to be kept under section 336 of the SFO.

INFORMATION ON SHARE OPTION SCHEMES

The Company has adopted the following share option schemes for the grant of options to the Company’s Directors, senior management and other eligible grantees:

1.	Pre-Global Offering Share Option Scheme (as defined below);

2.	2001 Share Option Scheme (as defined below);

3.	2002 Share Option Scheme (as defined below); and

4.	2005 Share Option Scheme (as defined below).

Under these share option schemes, the Remuneration Committee of the Board will from time to time propose for the Board’s approval for the grant of share options and the number to be granted to the relevant grantees. The maximum aggregate number of shares (including those that could be subscribed for under the Pre-Global Offering Share Option Scheme, the 2001 Share Option Scheme, the 2002 Share Option Scheme and the 2005 Share Option Scheme) which may be issued upon exercise of all options granted shall not exceed 10% of the total issued share capital of the Company as at 31 December 2005, being the date on which the shareholders of the Company approved the 2005 Share Option Scheme, excluding shares under options which have lapsed.

INFORMATION ON SHARE OPTION SCHEMES (CONTINUED)

Pre-Global Offering Share Option Scheme

On 4 February 2001, the Company adopted a pre-global offering share option scheme (the “Pre-Global Offering Share Option Scheme”). Pursuant to the Pre-Global Offering Share Option Scheme:

1.	options to subscribe for an aggregate of 23,100,000 shares have been granted; and

2.	the exercise price for such options is HK$1.19 per share.

The exercise periods for the options granted under the Pre-Global Offering Share Option Scheme shall end not later than 10 years from 12 March 2001. No further options may be granted under the Pre-Global Offering Share Option Scheme.

2001 Share Option Scheme

On 4 February 2001, the Company adopted a share option scheme (the “2001 Share Option Scheme”) for the purposes of recognising the contribution that certain individuals had made to the Company and for attracting and retaining the best available personnel to the Company. Pursuant to the 2001 Share Option Scheme:

1.	options to subscribe for an aggregate of 44,100,000 shares have been granted; and

2.	the exercise price for such options is HK$1.232 per share.

The exercise periods for the options granted under the 2001 Share Option Scheme shall end not later than 10 years from 27 August 2001. No further options may be granted under the 2001 Share Option Scheme.

INFORMATION ON SHARE OPTION SCHEMES (CONTINUED)

2002 Share Option Scheme

In June 2002, the Company adopted a new share option scheme (the “2002 Share Option Scheme”) for the purposes of recognising the contribution that certain individuals had made to the Company and for attracting and retaining the best available personnel to the Company.

Under the 2002 Share Option Scheme, the Board may, at its discretion, offer to grant to the directors and employees of the Company or any of its subsidiaries options to subscribe for shares of the Company. The maximum number of shares in respect of which options may be granted under the 2002 Share Option Scheme to any individual in any 12-month period up to the date of the latest grant shall not exceed 1% of the total issued share capital of the Company from time to time.

According to the 2002 Share Option Scheme, the consideration payable by a grantee for the grant of options will be HK$1.00. The exercise price for such options is determined by the Board at their discretion at the date of grant, except that such price shall be not less than the higher of:

1.	the nominal value of a share of the Company on the date of grant;

2.
the average closing price of the shares on the Stock Exchange of Hong Kong Limited (“HKSE”) as stated in the HKSE’s quotation sheets for the five trading days immediately preceding the date of grant; and

3.	the closing price of the shares on the HKSE as stated in the HKSE’s quotation sheets on the date of grant.

The exercise periods for the options granted under the 2002 Share Option Scheme shall end not later than 10 years from the date of grant.

On 31 December 2005, the Company terminated the 2002 Share Option Scheme. Upon termination of the 2002 Share Option Scheme, no further options may be granted under the 2002 Share Option Scheme, but in all other respects the provisions of the 2002 Share Option Scheme shall remain in force. The outstanding options under the 2002 Share Option Scheme shall continue to be subject to the provisions of the 2002 Share Option Scheme.

INFORMATION ON SHARE OPTION SCHEMES (CONTINUED)

2005 Share Option Scheme

On 31 December 2005, the Company adopted a new share option scheme (the “2005 Share Option Scheme”). Under the 2005 Share Option Scheme, the Board has the authority to grant options to subscribe for shares to the directors, officers and employees of the Company and its subsidiaries, and any other persons who in sole discretion of the Board have contributed or will contribute to the Group. Unless approved by the shareholders, the total number of shares issued and to be issued upon exercise of the options granted to each individual (including exercised and unexercised options) under the 2005 Share Option Scheme or any other share option scheme adopted by the Company, in any 12 months period, must not exceed 1% of the shares in issue of the Company.

According to the 2005 Share Option Scheme, the consideration payable by a grantee for the grant of options will be HK$1.00. The exercise price for such options will be determined by the Board at its discretion at the date of grant, except that such price shall be at least the higher of:

1.	the nominal value of a share of the Company on the date of grant;

2.	the average closing price of the shares as stated in the HKSE’s daily quotation sheets for the five trading days immediately preceding the date of grant; and

3.	the closing price of the shares as stated in the HKSE’s daily quotation sheets on the date of grant.

The period within which the options must be exercised, as well as any minimum holding period or performance targets which apply to the options, will be specified by the Board at the time of grant. The exercise periods for options granted under the 2005 Share Option Scheme shall end not later than 10 years from the date of grant. No options may be granted under the 2005 Share Option Scheme after the date of the 10th anniversary of the adoption of the 2005 Share Option Scheme.

On 27 May 2009, the Board approved a grant of options in respect of 97,848,000 shares to the Company’s Directors and senior management under the 2005 Share Option Scheme. The exercise price for such options is HK$9.93 per share. The closing market price immediately before the date on which such options were granted was HK$9.33 per share. The exercise periods for the above options granted under the 2005 Share Option Scheme shall end not later than 10 years from 27 May 2009.

AUDIT COMMITTEE

The Audit Committee of the Board has reviewed together with the management the accounting principles and practices adopted by the Group and discussed the internal control and financial reporting matters. The interim results for the six months ended 30 June 2009 are unaudited, but have been reviewed by Ernst & Young in accordance with Hong Kong Standard on Review Engagements 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, issued by the Hong Kong Institute of Certified Public Accountants. This interim report has been reviewed by the Audit Committee of the Board.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

There was no purchase, sale or redemption of the Company’s shares by the Company or any of its subsidiaries during the six months ended 30 June 2009.

CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with the code provisions of the Code on Corporate Governance Practices (the “CG Code”) as set out in Appendix 14 of Listing Rules throughout the six months ended 30 June 2009, except for the deviations from the code provisions (“Code Provision”) A.2.1 and A.4.1 only. The following summarises the requirements under the relevant Code Provisions and the Company’s reasons for such deviations.

Code Provision A.2.1

Under Code Provision A.2.1, the roles of the chairman and chief executive officer are required to be separated and not to be performed by the same individual.

Mr. Fu Chengyu (“Mr. Fu”) is the Chairman of the Board. In addition to the role of the Chairman, the role of Chief Executive Officer is also designated to Mr. Fu. This constitutes a deviation from Code Provision A.2.1. The reason for such deviation is set out below.

The Company is engaged in the oil and gas exploration and production business which is different from integrated oil companies engaging in both upstream and downstream operations. In light of this, the Board considers that the interests of the Company’s oil and gas exploration and production business is best served when strategic planning decisions are made and implemented by the same person. The Nomination Committee of the Company also agreed that it is in the best interests of the Company that the roles of the Chairman of the Board and Chief Executive Officer be performed by the same individual.

In light of the above, the Company does not currently propose to designate another person as the Chief Executive Officer of the Company.

CODE ON CORPORATE GOVERNANCE PRACTICES (CONTINUED)

Code Provision A.4.1

Under Code Provision A.4.1, non-executive directors should be appointed for a specific term and be subject to re-election.

None of the existing Independent Non-executive Directors of the Company is appointed for a specific term. This constitutes a deviation from Code Provision A.4.1. However, all the Directors are subject to the retirement provisions under article 97 of the articles of association of the Company (“Article 97”). According to Article 97, one-third of the Directors for the time being must retire from the office by rotation at each annual general meeting. The Company has observed the need for good corporate governance practices and the incumbent Independent Non-executive Directors of the Company, except Mr. Wang Tao who was elected as a new Independent Non-executive Director of the Company for the first time by the shareholders at the annual general meeting of the Company on 29 May 2008, have all retired and stood for re-election in the past three years. Therefore, the Company considers that sufficient measures have been taken to ensure that the Company’s corporate governance practices are no less exacting than those in the CG Code.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted a code of ethics (“Code of Ethics”) incorporating the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules. All Directors have confirmed that they complied, during the six months ended 30 June 2009, with the Company’s Code of Ethics and the required standards set out in the Model Code.

CHANGES IN DIRECTORS AND SENIOR MANAGEMENT OF THE COMPANY

During the six months ended 30 June 2009, there were changes in directors and senior management of the Company.

On 31 March 2009, Mr. Luo Han retired as a Non-executive Director of the Company, and Mr. Zhou Shouwei was re-designated from Executive Director to Non-executive Director of the Company with effect from the same date.

With effect from 31 March 2009, Mr. Yang Hua was appointed as president and Chief Financial Officer of the Company; Mr. Yuan Guangyu and Mr. Chen Bi were appointed as executive vice presidents of the Company; Mr. Liu Jian was no longer an executive vice president of the Company.

STATEMENT OF SIGNIFICANT DIFFERENCES IN CORPORATE GOVERNANCE PRACTICES FOR PURPOSES OF SECTION 303A.11 OF THE NEW YORK STOCK EXCHANGE LISTED COMPANY MANUAL

The Company is incorporated under the laws of Hong Kong. The principal trading market for the ordinary shares of the Company is The Stock Exchange of Hong Kong Limited. In addition, because the Company’s ordinary shares are registered with the United Sates Securities and Exchange Commission and are listed on the New York Stock Exchange (the “NYSE”), the Company is subject to certain corporate governance requirements. However, many of the corporate governance rules in the NYSE Listed Company Manual (the “NYSE Standards”) do not apply to the Company as a “foreign private issuer” and the Company is permitted to follow its home country corporate governance practices in lieu of most corporate governance standards contained in the NYSE Standards. Section 303A.11 of the NYSE Listed Company Manual requires NYSE-listed foreign private issuers to describe the significant differences between their corporate governance practices and the corporate governance standards applicable to U.S. companies listed on the NYSE. The Company has posted a brief summary of such significant differences on its website, which may be accessed through the following web page:

http://www.cnoocltd.com/encnoocltd/gsgz/socg/default.shtml

MISCELLANEOUS

The Directors are of the opinion that there have been no material changes to the information published in its annual report for the year ended 31 December 2008, other than those disclosed in this interim report.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 11 September 2009 to 18 September 2009 (both days inclusive) during which no transfer of shares of the Company can be registered. In order to qualify for the interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s registrar, Hong Kong Registrars Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on 10 September 2009. The interim dividend will be paid on or around 30 September 2009.

By Order of the Board
Xiao Zongwei
Joint Company Secretary

Hong Kong, 26 August 2009

FORWARD-LOOKING STATEMENTS

This interim report includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “believe,” “intend,” “expect,” “anticipate,” “project,” “estimate,” “plan,” “ predict” and similar expressions are intended to identify such forward-looking statements.

These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the 2008 Annual Report on Form 20-F filed on 8 May 2009. Consequently, all of the forward-looking statements made in this interim report are qualified by these cautionary statements. The Company cannot assure that the actual results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.